

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Michael Larsen
Chief Financial Officer
Illinois Tool Works, Inc.
155 Harlem Avenue
Glenview IL 60025

       Re: Illinois Tool Works, Inc.
           Form 10-K for the Year Ended December 31, 2020
           Filed February 12, 2021
           Form 10-Q for the Quarter Ended September 30, 2021
           Filed October 29, 2021
           Response dated October 6, 2021
           File No. 001-04797

Dear Mr. Larsen:

      We have reviewed your October 6, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2021

After-Tax Return on Invested Capital, page 28

1.   We note your response to comment 2. Since the numerator of the subject non-GAAP measure is an after-tax measure of profitability, the most comparable measure appears to be net income. However, it is unclear to us what the most comparable GAAP measure would be to the mix of net assets that you used to calculate average invested capital. Accordingly, please provide:
   - a reconciliation of each non-GAAP financial measure used in the calculation of the ROIC to its most comparable GAAP measure; and
   - the ratio as calculated using the most directly comparable GAAP financial measure.

Michael Larsen
Illinois Tool Works, Inc.
December 2, 2021
Page 2

        Refer to Item 10(e)(1)(i) of Regulation S-K and footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology